Exhibit (d)(2)

Benefytt Technologies, Inc.

3450 Buschwood Park Drive, Suite 200

Tampa, Florida 33618

May 21, 2020

Madison Dearborn Partners, LLC, on behalf of its Fund VIII private equity funds

70 West Madison Street, Suite 4600

Chicago, IL 60606

Attention: Vahe Dombalagian, Managing Director

Ladies and Gentlemen:

In connection with the consideration by Madison Dearborn Partners, LLC, on behalf of its Fund VIII private equity funds (“you” or “your”) of a possible negotiated transaction (the “Possible Transaction”) involving you or one of your affiliates and Benefytt Technologies, Inc. (together with its subsidiaries, the “Company” and each of you and the Company, a “Party,” and collectively, the “Parties”), the Company is prepared to make available to you and your Representatives (as defined below) certain information concerning the Company. In consideration for and as a condition to such information being furnished to you and your Representatives (as defined below), you agree that you and your Representatives will treat any Confidential Information (as defined below) in accordance with the provisions of this letter agreement (this “Agreement”), and to take or abstain from taking certain other actions as set forth herein.

1.	Confidential Information.

(a)    The term “Confidential Information” shall mean any information or data concerning or relating to the Company and/or any of its affiliates which has been or will be furnished, or otherwise made available, to you or your Representatives by or on behalf of the Company on or after the date hereof (or, to the extent prior to the date hereof, solely in connection with that certain letter agreement between the Company (formerly known as Health Insurance Innovations, Inc.) and The Amynta Group, dated September 4, 2019) in connection with the Possible Transaction (whether in written, verbal, graphic, electronic or other form of communication), including, without limitation, any confidential or proprietary information of the Company or any information or data concerning or relating to the business, financial condition, properties, services, products, technology, employees, operations, strategy, actual or potential prospects, assets or liabilities of the Company or any of its affiliates. The term “Confidential Information” shall also be deemed to include all notes, memoranda, summaries, analyses, compilations, forecasts, models, data, studies, interpretations or other documents or materials prepared by the Company or its Representatives, or you or your Representatives, which use, contain, reflect or are based upon or derived from, in whole or in part, any such information. The term “Confidential Information” shall not include information that (i) is available to the public other than as a result of a disclosure by you or your Representatives in violation of this Agreement, (ii) was within your or your Representative’s possession prior to it being furnished or made available to you or your Representatives hereunder or becomes available to you or your Representatives on a non-confidential basis from a source other than the Company or any of its Representatives; provided that, in each case, the source of such information was not known by you (with respect to the Company, after reasonable inquiry) or your Representatives to be bound by a contractual, legal or fiduciary obligation of confidentiality to the Company or any other person, in each case, with respect to such information, or (iii) has been or is subsequently independently developed by or for you or your Representatives (on your behalf) without (A) use of or reference to any Confidential Information or (B) breaching this Agreement.

(b)    For purposes of this Agreement:

i.

“affiliate” shall mean, with respect to any specified person, any other person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified person, provided, however that such term shall not mean or be deemed to mean any of your related portfolio companies, unless such portfolio company (other than Portfolio Company Consultants (defined below) serving in their capacities as such) has been provided or had made available any Confidential Information by you or your Representatives acting on your behalf or at your or your Representatives’ direction on your behalf (with respect to Portfolio Company Consultants (as defined below), other than Confidential Information received by such Portfolio Company Consultant, solely in its capacity as such, as contemplated by Section 20);

ii.

“control” and derivative terms shall mean, as used in the definition of the term “affiliate” or in relation to the term “affiliate,” the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise;

iii.	“Representatives” shall mean:

a.

with respect to you: your affiliates and your and their respective directors, officers, employees, agents, representatives and advisors (including insurers, attorneys, accountants, consultants and financial advisors); provided that your “Representatives” shall not include, without the prior written consent of the Company: (1) any actual or potential bidding partners or equity financing sources, (2) any actual or potential debt financing sources or (3) any of your portfolio companies (except that, no such consent shall be required for Portfolio Company Consultants serving in their capacities as such as contemplated by Section 20);

b.

with respect to the Company: the Company’s affiliates and the Company’s and its respective affiliates’ directors, officers, employees, attorneys, accountants, consultants, financial advisors, agents and other representatives; and

iv.

“person” shall be broadly interpreted to include the media and any individual, corporation, limited or general partnership, limited liability company, trust, association, joint venture, governmental or self-regulatory agency or body or other entity or group.

2.	Use and Disclosure of Confidential Information.

(a)    You hereby agree that you and your Representatives (i) will keep the Confidential Information confidential and use the Confidential Information solely for the purpose of evaluating, and participating in discussions with the Company regarding, the Possible Transaction and for no other purpose and (ii) will not disclose any of the Confidential Information to any person, provided that you may disclose such information (A) to those of your Representatives who have a reasonable need to know such information for the sole purpose of evaluating the Possible Transaction on your behalf and who are directed to comply with the applicable terms of this Agreement to the same extent as if they were parties hereto with respect to such terms and (B) subject to Section 2(c), to the extent you are Legally Required (as defined below) to disclose any such information. In any event, you agree, at your sole expense, to (y) undertake reasonable precautions to safeguard and protect the confidentiality of the Confidential Information and to prevent you and your Representatives from making any unauthorized disclosure or unauthorized use of such information (such measures to be no less stringent than the measures taken with respect to your own confidential and proprietary information and in any event shall involve no less than a reasonable degree of care) and (z) be responsible for any breach of, or failure to comply with, the terms of this Agreement expressly applicable to your Representatives by any of your Representatives as if such Representatives were parties hereto with respect to such terms.

(b)    Without the prior written consent of the Company, you and your Representatives will not disclose to any person (i) the fact that the Company or you are considering the Possible Transaction or that this Agreement exists or the contents hereof, (ii) the fact that any Confidential Information has been made available to you or your Representatives, or (iii) that discussions, negotiations or investigations are taking place or have taken place concerning the Possible Transaction or the Company or any of the terms, conditions or other facts with respect to the Possible Transaction or such discussions, negotiations or investigations including, without limitation, the status thereof (all of the foregoing being referred to as “Transaction Information”). All Transaction Information shall be deemed to be Confidential Information for all purposes of this Agreement. In turn, except as Legally Required, including by the rules of any stock exchange, the Company agrees, and will direct its Representatives, not to disclose to any other person (except to the Company’s Representatives) the Transaction Information relating to you without your prior written consent.

(c)    In the event that you or any of your Representatives are required by applicable law or regulation, legal process (including by deposition, interrogatories, requests for information or documents in legal or administrative proceedings, subpoena, civil investigative demand or other similar legal process) or by a judicial, governmental or regulatory or self-regulatory authority (any of the foregoing, “Legally Required”) to disclose Confidential Information, you or such Representative, as applicable, shall provide the Company with prompt (and in any event prior to any disclosure) written notice, to the extent not legally prohibited, of the existence, terms and circumstances of any such requirement so that the Company may seek, at the Company’s sole expense, a protective order or other appropriate remedy. If, in the absence of a protective order or other remedy, you or your Representatives are nonetheless, upon advice of counsel, Legally Required to disclose Confidential Information, you or your Representatives may disclose only that portion of the Confidential Information which such counsel advises is Legally Required to be disclosed; provided that (i) you or such Representative shall exercise commercially reasonable efforts to seek to preserve the confidentiality of the Confidential Information, including without limitation, seeking reliable assurance that confidential treatment shall be afforded such information and (ii) such disclosure was not caused by or resulted from a previous disclosure by you or any of your Representatives in violation of this

Agreement. You and your Representatives shall reasonably cooperate with (and shall not oppose any action by) the Company to seek a protective order or other relief to prevent or narrow the disclosure of the Confidential Information or to seek reliable assurance that confidential treatment will be afforded the Confidential Information. Notwithstanding anything in this Agreement to the contrary, you and your Representatives may disclose Confidential Information without providing the Company with notice or the opportunity to seek a protective order or other remedy, where disclosure is in connection with a routine audit or examination by, or a blanket document request in the ordinary course of your or such Representatives’ business from, an auditor or a regulatory or self-regulatory authority with jurisdiction over you or such Representative, in each such case that does not target the Company, the Possible Transaction or the Confidential Information; provided that you or such Representative shall request that such regulatory authority keep the information confidential in accordance with its policies and procedures.

(d)    Neither you nor any of your Representatives shall, without the prior written consent of the Company, (i) communicate with any potential bidding partners or financing sources regarding the Possible Transaction or (ii) enter into any agreement, arrangement or understanding (or have any discussions which might lead to such agreement, arrangement or understanding), whether written or oral, with any actual or potential bidding partners or financing sources that would reasonably be expected to limit, restrict, restrain, or otherwise impair in any manner the ability of such partners or financing sources to provide financing to any other person in any other possible transaction involving the Company, provided, that the foregoing shall not prohibit the establishment of “tree” systems by your debt financing sources whereby separate working groups or “trees” will be formed and dedicated to you and each other party, respectively, considering a possible transaction involving the Company. Furthermore, with respect to clause (ii) of the previous sentence, you acknowledge and agree that neither you nor your Representatives acting on your behalf has, prior to the date hereof, entered into any such agreements, arrangements or understandings with any person or had any such discussions.

3.    Destruction of Confidential Information. If requested in writing (email being sufficient) by the Company or one of its Representatives, you will, and will direct your Representatives to, promptly (and in any event within fifteen (15) business days of such request) destroy or erase all Confidential Information in your possession or your Representatives’ possession, as applicable. You shall promptly deliver to the Company (within twenty (20) business days of such request) written confirmation that such destruction or erasure has occurred. Notwithstanding the foregoing, you and your Representatives may retain copies of any Confidential Information stored in standard archival or computer back-up systems (including in email systems) or to the extent required to comply with applicable legal or regulatory requirements or bona fide document retention policies or professional accounting obligations for use solely to demonstrate compliance with such requirements, provided that any retained information shall only be accessible by information technology, compliance or legal personnel and shall be destroyed or erased in the ordinary course of your or your Representative’s business. Notwithstanding the destruction or retention of the Confidential Information, you and your Representatives will continue to be bound by your obligations hereunder and such obligations will survive the termination of this Agreement with respect to any retained Confidential Information (provided such information remains “Confidential Information” pursuant to the terms of this Agreement), for five (5) years from such termination or for so long as such Confidential Information is retained, whichever is earlier.

4.    Inquiries. You agree that Domenick Dicicco or each of his designees (together, the “Contact Person”) has responsibility for arranging appropriate contacts with the Company or its Representatives for due diligence in connection with the Possible Transaction and that (i) all communications with the Company or its Representatives regarding the Possible Transaction, (ii) requests for additional information and requests for management or similar meetings with the Company or any of its Representatives in connection with the Possible Transaction or Confidential Information and (iii) discussions with or questions for the Company or its Representatives regarding procedures with respect to the Possible Transaction will be submitted or directed only to the Contact Person or such other person as may be expressly designated by the Company in writing, and not to any other Representative of the Company. You further agree that, without the prior written consent of the Company, neither you nor any of your Representatives acting on your behalf shall initiate or maintain contact or otherwise engage in any communication with any director, officer, employee, stockholder, creditor, affiliate, supplier, vendor, partner, customer, agent, regulator (other than as permitted in Section 2(b) above) of the Company or other commercial counterparty of the Company regarding the Company, any Confidential Information or the Possible Transaction; provided the foregoing shall not prohibit contacts or communications with such persons in the ordinary course of your business unrelated to the Possible Transaction and without using or disclosing any Confidential Information.

5.    No Representations or Warranties; No Agreement. You acknowledge and agree that, except as expressly set forth in any Definitive Transaction Agreement, neither the Company nor any of its Representatives (a) makes any representation or warranty, express or implied, as to the timeliness, accuracy or completeness of the Confidential Information, (b) is under any obligation to provide or make available to you or your Representatives any information that in the Company’s sole and absolute discretion it determines not to provide or (c) shall have any obligation or liability to you or your Representatives on any basis relating to or resulting from the use of the Confidential Information or any errors therein or omissions therefrom (including, without limitation, any obligation to update, supplement or correct any Confidential Information). You agree that only those representations, covenants or warranties that are made in a final definitive agreement with you regarding the Possible Transaction (a “Definitive Transaction Agreement”), subject to such limitations and restrictions as may be specified therein, when, as and if executed, will be relied upon by you or your Representatives and have any legal effect. You and the Company agree that unless and until a Definitive Transaction Agreement between the Company and you has been executed and delivered, neither you nor the Company will be under any legal obligation with respect to the Possible Transaction by virtue of this Agreement or any other written or oral expression. You and your Representatives shall not have any claims against the Company or its Representatives arising out of or relating to (x) the Possible Transaction or your evaluation thereof or (y) the Confidential Information or any action or inaction taken occurring in reliance on such information, other than claims against the parties to a Definitive Transaction Agreement in accordance with the terms thereof. Neither the Company nor any of its Representatives shall have any legal, fiduciary or other duty to any prospective or actual purchaser with respect to the manner in which any sale process is conducted. You further acknowledge and agree that the Company reserves the right, in its sole discretion, to conduct the process leading up to the Possible Transaction, if any, as the Company and its Representatives determine, including, without limitation, by negotiating with any third party and entering into a preliminary or definitive agreement with a third party, rejecting any and all proposals made by you or any of your Representatives with regard to the Possible Transaction, terminating discussions and negotiations with you at any time and for no reason and terminating or denying access to

Confidential Information at any time and for no reason. Furthermore, nothing contained in this Agreement nor the furnishing of Confidential Information shall be construed as granting or conferring any rights, by license or otherwise, in any intellectual property of the Company. All right, title and interest in the Confidential Information shall remain with the Company.

6.    No Waiver of Privilege. To the extent the Confidential Information includes materials subject to work product doctrine, attorney-client privilege or any other applicable privilege or protection concerning pending or threatened legal proceedings or governmental investigations, the Parties understand and agree that the Parties have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the work product doctrine, attorney-client privilege or other applicable privilege or protection. All Confidential Information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege or protection shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

7.    No Solicitation. For a period of eighteen (18) months from the date hereof, neither you nor any of your controlled affiliates (for the avoidance of doubt, other than your portfolio companies who are not your “affiliates” hereunder) will, without the prior written consent of the Company, directly or indirectly, solicit to employ, or engage, hire, employ or engage (including, without limitation, as an independent contractor) any of the “officers” of the Company as defined in Rule 16a-1(f) under the Exchange Act, or any other officers or employees of the Company with whom you came into direct contact (or otherwise directly interacted with) in connection with your consideration of the Possible Transaction; provided that the foregoing shall not prohibit you or such affiliates from hiring, employing or engaging any such person (i) who initiates discussions regarding such employment without any prohibited solicitation in breach of this Section 7 by you or such affiliates, (ii) who responds to any general solicitation for employment, including by use of advertisements in the media, web-based employment services or recruiters, that are not specifically directed by you or such affiliates to target any such officer or other employee of the Company or (iii) with whom you can reasonably demonstrate you or such affiliates have been in discussions regarding employment prior to the date of this Agreement. You agree that you and your Representatives acting on your behalf will not, without the consent of the Board of Directors of the Company (the “Board”), engage in discussions with management of the Company regarding the terms of their post-transaction employment or equity participation as part of, in connection with or after a Possible Transaction.

8.    Standstill.

(a)    You hereby represent and warrant that, as of the date of this Agreement, you do not own any securities of the Company, including, without limitation, any Derivatives Securities (as defined below), and whether or not you have the right to acquire ownership thereof within sixty (60) days or within any longer or shorter period of time.

(b)    You hereby agree that, for a period of eighteen (18) months from the date hereof, unless specifically invited in advance in writing by the Board or otherwise invited in writing by the Company or its Representatives in accordance with the Company’s process in connection with the Possible Transaction, neither you nor any of your controlled affiliates will, acting alone or as part of a group, directly or indirectly:

i.

acquire (or offer, seek, propose or agree to acquire), sell (or offer, seek, propose or agree to sell) or otherwise obtain (or offer, seek, propose or agree to otherwise obtain), (A) any (I) securities of the Company (or any direct or indirect rights to acquire securities of the Company or any of its subsidiaries), (II) direct or indirect rights or options to acquire or sell (or any options or other derivative instruments, contracts or securities in any way related to the price of or that give the right to direct the voting or disposition of) any securities of the Company, or (III) securities convertible into or exercisable or exchangeable for any of the foregoing (or any other economic interest in or obligations measured by the price or value of any shares of capital stock of the Company, including, without limitation, any swaps or other derivative arrangements) (clauses (II) and (III), collectively, “Derivative Securities”), or (B) any significant portion of the assets, properties, business or indebtedness of the Company;

ii.

make, engage in or participate in any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission promulgated under Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) without regard to the exclusion set forth in Rule 14a-1(l)(2)(iv) promulgated thereunder) or consents or undertakings to vote any securities of the Company (whether or not related to the election or removal of directors), or otherwise seek to influence or control, in any manner whatsoever, the voting of any securities of the Company;

iii.

make any statement or proposal to the Board or the Company (or to any of the Company’s Representatives or stockholders) with respect to, make any public announcement with respect to, or solicit or submit a proposal or offer for, directly or indirectly, any merger, business combination, asset purchase, recapitalization, reorganization, tender offer, exchange offer, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company or any of its securities, assets or properties;

iv.

form, join or in any way participate in a “group” as defined in Section 13(d)(3) of the Exchange Act in connection with any of the foregoing in clauses (i)-(iii) or otherwise act in concert with any other person with respect to the securities of the Company or any of the matters set forth in this Section 8(b);

v.	otherwise seek, alone or in concert with others, representation on the Board or to influence or control in any manner whatsoever the Board or the management, policies or affairs of the Company;

vi.

demand a copy of the Company’s record of security holders, stock ledger list or any other books or records of the Company, including, without limitation, by (A) calling or seeking to call a meeting of the Company’s shareholders or otherwise seeking to influence the timing of such meeting, (B) submitting, initiating, participating in or encouraging the submission of any proposal or action by the Company’s shareholders or (C) seeking removal of any member of the Board or otherwise seeking representation on the Board in any manner;

vii.

take any action that could reasonably be expected to require the Company or you to make a public announcement regarding any of the matters (or the possibility of any of the matters) described in this Section 8(b);

viii.	request or otherwise make any proposal or demand that the Company or the Board amend, waive or terminate any provision of this Section 8(b);

ix.	make or cause to be made any public statement regarding any of the matters set forth in this Section 8(b);

x.	make any proposal or disclose any intention, plan or arrangement inconsistent with any of the foregoing; or

xi.	enter into any discussions, negotiations, understandings or arrangements with any other person (or otherwise advise, assist, direct or encourage any other person) with respect to any of the foregoing.

(c)    Notwithstanding the foregoing, Section 8(b) shall be of no further force or effect if (i) the Company enters into a definitive agreement with any other person or “group” of persons that, if consummated, would involve the direct or indirect acquisition of (A) all or a majority of the Company’s equity securities (or, following which transaction the persons and entities who, immediately prior to such transaction, beneficially owned securities representing a majority of the voting power of the Company do not continue to beneficially own, directly or indirectly, a majority of the voting power of the combined entity) or (B) all or substantially all of the Company and its subsidiaries’ assets, on a consolidated basis, in each case (A) and (B), other than in connection with an internal restructuring transaction involving only the Company, one or more of its subsidiaries and/or any holding company formed for the purpose of such transaction, which, for the avoidance of doubt, would include, without limitation, any spin-off, split-off or similar transaction involving any division or operating segment of the Company, provided, that if such definitive agreement is subsequently terminated from and after such termination the terms of this Section 8 shall become effective again, or (ii) a tender or exchange offer is commenced by any person not affiliated with you (or with whom you would form part of a “group” as defined in Section 13(d)(3) of the Exchange Act) that, if consummated, would result in all or a majority of the Company’s equity securities being owned by persons other than the Company or the then-current holders of the Company’s equity securities, and the Board (or a committee thereof) fails to recommend within ten (10) business days from the date of commencement of such offer that its stockholders reject such offer. Notwithstanding anything to the contrary in Section 8(b), you shall be entitled to make confidential proposals to the Chair of the Board or the Chief Executive Officer of the Company regarding any of the matters set forth in clauses (i) or (iii) of Section 8(b), but only so long as such request or proposal would not reasonably be expected to require any public disclosure by you or the Company.

9.    Material Non-Public Information. You acknowledge and agree that you are aware (and that your Representatives are aware or, upon providing any Confidential Information to such Representatives, will be advised by you) that (a) Confidential Information being furnished hereunder may contain material non-public information regarding the Company and its affiliates and (b) that the United States securities laws generally prohibit any persons who have material non-public information from purchasing or selling securities of a company on the basis of such information or from communicating such information to any person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities on the basis of such information.

10.    Remedies. You recognize the competitive value and confidential nature of the Confidential Information and the damage that would result to the Company if such information is disclosed in breach of this Agreement. You hereby agree that any breach of this Agreement by you or any of your Representatives would result in irreparable harm to the Company and that money damages would not be a sufficient remedy for any such breach. Accordingly, you agree that the Company shall be entitled to seek equitable relief, including, without limitation, injunction and specific performance, as a remedy for any breach or threatened breach hereof by you or your Representatives and you further agree not to raise, as a defense or objection to the request for or granting of such relief, that any breach would be compensable by an award of money damages. Such remedies shall not be deemed to be the exclusive remedies available to the Company for any breach or threatened breach of this Agreement by you or your Representatives, but shall be in addition to any and all other remedies available to the Company at law or in equity. In the event of a legal proceeding between the Parties in respect of this Agreement, the non-prevailing Party (as determined by a court of competent jurisdiction in a final non-appealable order) shall be liable and pay to and reimburse the prevailing Party for its costs and reasonable legal fees incurred in connection therewith.

11.    Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement, and all claims, proceedings or causes of action (whether in contract, tort, statute or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, shall be governed by, construed and enforced in accordance with the laws of the State of Delaware, without giving effect to any laws, rules or provisions that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each Party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Courts of Chancery of the State of Delaware (or, if under applicable law exclusive jurisdiction over such matters is vested in federal courts, any court of the United States of America located in the State of Delaware) (collectively, the “Delaware Courts”) for any lawsuits, actions or other proceedings arising out of or relating to this Agreement and agrees not to commence any such lawsuit, action or other proceeding except in such courts. Each Party further agrees that service of any process, summons, notice or document by mail to its address set forth above shall be effective service of process for any lawsuit, action or other proceeding brought against such Party in any such court. Service made in such manner, to the fullest extent permitted by applicable law, shall have the same legal force and effect as if served upon such Party personally within the State of Delaware. Nothing herein shall be deemed to limit or prohibit service of process by any other manner as may be permitted by applicable law. Each Party hereby irrevocably and unconditionally waives any objection to the laying of venue of any lawsuit, action or other proceeding arising out of or relating to this Agreement in the Delaware Courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such lawsuit, action or other proceeding brought in any such court has been brought in an inconvenient forum. ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LAWSUIT, ACTION, CLAIM OR OTHER PROCEEDING BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT IS EXPRESSLY AND IRREVOCABLY WAIVED.

12.    Authority to Enter into Agreement. You hereby represent and warrant to the Company that this Agreement has been duly authorized by all necessary organizational action, has been duly executed and delivered by one of your officers and is enforceable against you in accordance with its terms.

13.    Entire Agreement. This Agreement constitutes the entire agreement between the Parties regarding the subject matter hereof, and supersedes all prior negotiations, understandings, arrangements, agreements and discussions, whether oral or written, between the Parties or their Representatives related to the subject matter hereof. In the event of any additional terms or a conflict between this Agreement, on the one hand, and the terms of any confidentiality legend set forth in a confidential information memorandum (or similar documents) related to the Possible Transaction or the terms of any “click-through” agreement or other acknowledgement related to any internet-based data room or similar repository of Confidential Information, on the other hand, the terms of this Agreement shall govern and control.

14.    Assignment; Third Party Beneficiaries. This Agreement and the rights and obligations herein may not be assigned or otherwise transferred, in whole or in part, by either Party without the written consent of the other Party, provided, however, that the Company may assign all of its rights, powers, privileges and obligations under this Agreement to its affiliates or to any person who enters into a transaction with the Company that is similar to the Possible Transaction. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Any attempted assignment not in compliance with this Agreement shall be void ab initio and this Agreement is not intended to, and does not, confer upon any person other than the Parties any rights or remedies hereunder, provided that each of the entities that is included in the definition of “Company” is an express, third-party beneficiary of this Agreement.

15.    No Modification. No provision of this Agreement can be waived, modified or amended without the prior written consent of the Parties, which consent shall specifically refer to the provision to be waived, modified or amended and shall explicitly make such waiver, modification or amendment. It is understood and agreed that no failure or delay by the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

16.    Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed an original and all of which taken together shall constitute one instrument. Delivery and exchange of an executed counterpart by electronic means (including by portable document format or by facsimile) shall be deemed to have the same effect as delivery of a manually executed counterpart containing an original signature.

17.    Severability. If any term or provision of this Agreement is found to violate any law, statute, regulation, rule, order or decree of any governmental authority, court or agency, such invalidity shall not be deemed to affect any other term or provision hereof or the validity of the remainder of this Agreement, and there shall be substituted for the invalid term or provision a substitute term or provision that shall as nearly as possible achieve the intent of the invalid term or provision.

18.    Term. Except for those provisions that have an earlier termination date, this Agreement and the obligations set forth herein shall terminate and cease to have any force and effect two (2) years from the date of this Agreement; provided that (i) such termination shall not relieve you or your Representatives of any liability for any breach of this Agreement by you or your Representatives prior to such termination and (ii) Section 3 of this Agreement and the obligations arising thereunder shall survive such termination in accordance with the terms set forth therein.

19.    Notices. All notices to be given to the Company hereunder shall be in writing and delivered personally or by overnight courier, addressed to Domenick Dicicco at 3450 Buschwood Park Drive, Suite 200, Tampa, Florida 33618, Attn: Domenick Dicicco, or by email to ddicicco@bfyt.com. All notices to be given to you hereunder shall be in writing and delivered personally or by overnight courier, addressed to Madison Dearborn Partners, LLC, on behalf of its Fund VIII private equity funds at 70 West Madison Street, Suite 4600, Chicago, IL 60602 , Attn: Legal, or by email to legal@mdcp.com.

20.    NFP Corp., Kaufman Hall & Associates and Ankura Consulting, and any of their respective controlled affiliates (any such person, a “Portfolio Company Consultant”) shall be permitted to provide you with insurance, healthcare and other due diligence services in connection with the Possible Transaction in the ordinary course of such Portfolio Company Consultant’s business (subject to your and your Representatives’ obligations hereunder, including with respect to the use and disclosure of any Confidential Information) and any such Portfolio Company Consultant shall not be deemed to be an “affiliate” hereunder, to the extent such Portfolio Company Consultant’s role in the Possible Transaction and receipt of Confidential Information is solely to provide such due diligence services to you in connection with the Possible Transaction. For the avoidance of doubt, if such Portfolio Company Consultant receives or has access to Confidential Information from you, your Representatives acting on your behalf or on your or such Representatives’ behalf, such person will be considered a Representative hereunder.

21.    Notwithstanding anything to the contrary provided elsewhere herein, none of your affiliates, including your related private equity funds, or your or their portfolio companies will be deemed to be your Representatives hereunder solely due to the fact that one or more of your or any such affiliates’ partners, officers or employees who has received or had access to any Confidential Information serves as an officer or member of the board of directors (or similar governing body) of such affiliate or portfolio company; provided that such partner, officer or employee does not (i) provide or otherwise make available any Confidential Information and does not disclose the existence of a Possible Transaction to the other partners, directors, officers or employees of such affiliate or portfolio company or (ii) act on behalf of such affiliate or portfolio company based on (or otherwise direct, encourage or cause such affiliate or portfolio company to act based on) any Confidential Information or in connection with the Possible Transaction.

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Please confirm your agreement with the foregoing by signing and returning one copy of this letter to the undersigned, whereupon this Agreement shall become a binding agreement between the Company and you.

Very truly yours,

BENEFYTT TECHNOLOGIES, INC.

By:	/s/ Domenick Dicicco
	Name:	Domenick Dicicco
	Title:	General Counsel & Chief Compliance Officer

Accepted and agreed as of

the date first written above:

MADISON DEARBORN PARTNERS, LLC, ON BEHALF OF ITS FUND VIII PRIVATE EQUITY FUNDS

By:	/s/ Usman Shakeel
	Name:	Usman Shakeel
	Title:	Associate General Counsel

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